UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Bovie Medical Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)
10211F100
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 10211F100	13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Great Point Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 37-1475292
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,719,266[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,719,266[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,719,266[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.985%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	Consists of (i) 2,680,000 shares of Common Stock owned collectively by Biomedical Value Fund, LP (“BVF”), Biomedical Offshore Value Fund, Ltd. (“BOVF”), Biomedical Institutional Value Fund, LP (“BIVF”), Class D Series of GEF-PS, LP (“GEF-PS”) and WS Investments II, LLC (“WS”), and (ii) 39,266 shares issuable upon conversion of Series A 6% preferred stock collectively owned by each of BVM, BOVF, BIVF, GEF-PS, and WS. Does not include: (i) Series A 6% preferred stock convertible into 3,912,012 shares, collectively owned by each of BVF, BOVF, BIVF, GEF-PS, and WS. The provisions of such preferred stock restrict the conversion of such preferred stock to the extent that, after giving effect to such conversion, the holder of the preferred stock and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.985% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion or exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock as would result in total beneficial ownership by such reporting persons up to the Ownership Cap.
[2]	Based on a total of 27,194,251 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 5, 2015.

CUSIP No. 10211F100	13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Dr. Jeffrey R. Jay, M.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,719,266[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,719,266[1]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,719,266[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.985%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 10211F100	13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Mr. David Kroin I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,719,266[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,719,266[1]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,719,266[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.985%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 10211F100	13G/A	Page 5 of 10 Pages

Item 1.

	(a)	Name of Issuer Bovie Medical Corporation

	(b)	Address of Issuer’s Principal Executive Offices 4 Manhattanville Road, Suite 106, Purchase, NY 10577

Item 2.

	(a)	Name of Person Filing Great Point Partners, LLC Dr. Jeffrey R. Jay, M.D. Mr. David Kroin

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence The address of the principal business office of each of the Reporting Persons is 165 Mason Street, 3rd Floor Greenwich, CT 06830
	(c)	Citizenship

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 10211F100

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 10211F100	13G/A	Page 6 of 10 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Biomedical Value Fund, L.P. (“BVF”) is the record owner of 1,270,255 shares of Common Stock (“BVF Shares”) and Series A 6% preferred stock convertible into 1,866,735 shares of Common Stock (the “BVF Preferred Shares”). Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares and the BVF Preferred Shares. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr. Kroin”), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares and BVF Preferred Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares and the BVF Preferred Shares.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of 710,610 shares of Common Stock (the “BOVF Shares”) and Series A 6% preferred stock convertible into 1,044,295 shares of Common Stock (the “BOVF Preferred Shares”). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares and BOVF Preferred Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares and BOVF Preferred Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares and BOVF Preferred Shares.

Biomedical Institutional Value Fund, L.P. (“BIVF”) is the record owner of 326,669 shars of Common Stock (the “BIVF Shares”) and Series A 6% preferred stock convertible into 480,065 shares of Common Stock (the “BIVF Preferred Shares”). Great Point is the investment manager of BIVF, and by virtue of such status may be deemed to be the beneficial owner of the BIVF Shares and BIVF Preferre Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BIVF Shares and BIVF Preferred Shares, and therefore may be deemed to be the beneficial owner of the BIVF Shares and BIVF Preferred Shares.

Class D Series of GEF-PS, LP (“GEF-PS”) is the record owner of 336,206 shares of Common Stock (the “GEF-PS Shares”) and Series A 6% preferred stock convertible into 489,669 shares of Common Stock (the “GEF-PS Preferred Shares”). Great Point is the investment manager of GEF-PS, and by virtue of such status may be deemed to be the beneficial owner of the GEF-PS Shares and GEF-PS Preferred Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GEF-PS Shares and GEF-PS Preferred Shares, and therefore may be deemed to be the beneficial owner of the GEF-PS Shares and GEF-PS Preferred Shares.

CUSIP No. 10211F100	13G/A	Page 7 of 10 Pages

WS Investments II, LLC (“WS”) is the record owner of 39,260 shares of Common Stock (“WS Shares”) and Series A 6% preferred stock convertible into 70,514 shares of Common Stock (the “WS Preferred Shares”). Great Point is the investment manager with respect to the WS Shares and WS Preferred Shares, and by virtue of such status may be deemed to be the beneficial owner of the WS Shares and WS Preferred Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the WS Shares and WS Preferred Shares, and therefore may be deemed to be the beneficial owner of the WS Shares and WS Preferred Shares.

The provisions of the preferred stock described above restrict the conversion of such preferred stock to the extent that, after giving effect to such conversion, the holder of the preferred stock and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.985% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock as would result in total beneficial ownership by such reporting persons up to the Ownership Cap.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BVF Preferred Shares, the BOVF Shares, the BOVF Preferred Shares, the BIVF Shares, the BIVF Preferred Shares, the GEF-PS Shares, the GEF-PS Preferred Shares, the WS Shares and the WS Preferred Shares, except to the extent of their respective pecuniary interests.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	Great Point Partners, LLC

(a)	Amount beneficially owned: 2,719,266[3]

(b)	Percent of class: 9.985% [3,4]

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: - 0 -

(ii) Shared power to vote or to direct the vote: 2,719,266[3]

(iii) Sole power to dispose or to direct the disposition of: - 0 -.

(iv) Shared power to dispose or to direct the disposition of: 2,719,266[3]

2.	Dr. Jeffrey R. Jay, M.D.

(a)	Amount beneficially owned: 2,719,266[3]

[3]	Consists of (i) 2,680,000 shares of Common Stock owned collectively by Biomedical Value Fund, LP (“BVF”), Biomedical Offshore Value Fund, Ltd. (“BOVF”), Biomedical Institutional Value Fund, LP (“BIVF”), Class D Series of GEF-PS, LP (“GEF-PS”) and WS Investments II, LLC (“WS”), and (ii) 39,266 shares by issuable upon conversion of Series A 6% preferred stock collectively owned by each of BVM, BOVF, BIVF, GEF-PS, and WS. Does not include: (i) Series A 6% preferred stock convertible into 3,912,012 shares, collectively owned by each of BVF, BOVF, BIVF, GEF-PS, and WS.
[4]	Based on a total of 27,194,251 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 5, 2015.

CUSIP No. 10211F100	13G/A	Page 8 of 10 Pages

(b)	Percent of class: 9.985%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 2,719,266[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 2,719,266[3]

3.	Mr. David Kroin

(a)	Amount beneficially owned: 2,719,266[3]

(b)	Percent of class: 9.985%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 2,719,266[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 2,719,266[3]

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 10211F100	13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
MR. DAVID KROIN

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(i)      Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii)     Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 16, 2016

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
MR. DAVID KROIN